SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Chesapeake Energy Corporation
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

165167107
(CUSIP Number)

Jesse A. Lynn, Esq.
General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 4, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 165167107

1 NAME OF REPORTING PERSON
High River Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
14,610,002

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
14,610,002

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,610,002

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.88%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 165167107

1 NAME OF REPORTING PERSON
Hopper Investments LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
14,610,002

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
14,610,002

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,610,002

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.88%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 165167107

1 NAME OF REPORTING PERSON
Barberry Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
14,610,002

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
14,610,002

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,610,002

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.88%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 165167107

1 NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
23,754,055

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
23,754,055

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,754,055

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.06%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 165167107

1 NAME OF REPORTING PERSON
Icahn Offshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
23,754,055

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
23,754,055

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,754,055

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.06%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 165167107

1 NAME OF REPORTING PERSON
Icahn Partners LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
34,685,943

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
34,685,943

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,685,943

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 4.46%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 165167107

1 NAME OF REPORTING PERSON
Icahn Onshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
34,685,943

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
34,685,943

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,685,943

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.46%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 165167107

1 NAME OF REPORTING PERSON
Icahn Capital LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
58,439,998

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
58,439,998

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,439,998

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.52%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 165167107

1 NAME OF REPORTING PERSON
IPH GP LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
58,439,998

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
58,439,998

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,439,998

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.52%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 165167107

1 NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
58,439,998

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
58,439,998

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,439,998

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.52%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 165167107

1 NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
58,439,998

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
58,439,998

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,439,998

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.52%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 165167107

1 NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
58,439,998

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
58,439,998

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,439,998

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.52%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 165167107

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
73,050,000

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
73,050,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,050,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.40%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons on May 25, 2012 (as amended previously, the "Initial 13D"), with respect to the Common Stock, par value $0.01 (the "Shares"), issued by Chesapeake Energy Corporation (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 (a) of the Initial Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 73,050,000 Shares, representing approximately 9.40% of the Issuer's outstanding Shares (based upon the 776,956,037 Shares stated to be outstanding as of July 27, 2016 by the Issuer in the Issuer's Quarterly Report Form 10-Q filed with the Securities and Exchange Commission on August 4, 2016).

Item 5 (c) of the Initial Schedule 13D is hereby amended by the addition of the following:

(c) The Reporting Persons have not engaged in any transactions with respect to the Shares in the last 60 days. However, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2016, the Issuer issued approximately 55 million Shares in exchange for certain of its convertible notes and approximately 54 million Shares in exchange for certain of its senior notes (collectively, the "Debt for Equity Exchanges"), in each case during the six months ended June 30, 2016. As a result of the Debt for Equity Exchanges, the Reporting Persons' aggregate beneficial ownership of the outstanding Shares decreased from approximately 10.98% to approximately 9.40%.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2016

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner

By:  /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
IPH GP LLC
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D, Amendment No. 6 – Chesapeake Energy Corporation]